Exhibit 99.1

FEMSA Comercio closes the acquisition

of Farmacias Farmacon

Monterrey, Mexico, June 18, 2015 — FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio") announced today that its subsidiary Cadena Comercial de Farmacias, S.A.P.I. de C.V. has closed the acquisition of 100% of Farmacias Farmacon after obtaining all required regulatory approvals. Farmacias Farmacon is based in the city of Culiacán, Sinaloa and currently operates over 200 stores in the Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur. This transaction represents an important step as FEMSA Comercio advances in its strategy in this attractive small-box retail segment.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO, the largest and fastest-growing in the Americas. Additionally, through FEMSA Strategic Businesses, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.